KARAT PACKAGING INC.

6185 Kimball Avenue

Chino, California 91708

(626) 965-8882

October 17, 2019

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Karat Packaging Inc.

Registration Statement on Form S-1

File No. 333-233809

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Karat Packaging Inc. (the “Company”) hereby requests that the Registration Statement on Form S-1 (File No. 333-233809), initially filed with the Securities and Exchange Commission (the “Commission”) on September 17, 2019 (as amended, the “Registration Statement”) and all amendments and exhibits thereto, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Registration Statement because it is no longer pursuing this public offering of its common stock. The Registration Statement has not been declared effective, and none of the Company’s securities have been sold pursuant to this Registration Statement.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

Please direct any questions or comments regarding this correspondence to Mark Liu or Christina Russo at Akerman LLP at (213) 688-9500.

Thank you for your assistance.

Sincerely,

/s/ Alan Yu

Alan Yu

Chief Executive Officer